April 7, 2005

Martin F. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Delphax Technologies Inc., File No. 0-10691
Response to Comment Letter dated March 24, 2005 regarding
Form 10-K for the Fiscal Year Ended September 30, 2004

Dear Mr. James:

     On behalf of Delphax Technologies, Inc. (the “Company”), set forth below is our response to the Staff’s comments regarding the above-referenced filing of the Company as set forth in your letter to me, dated March 24, 2005 (the “Comment Letter”). To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff’s comments provided in the Comment Letter. Capitalized terms used herein that are not otherwise defined herein shall have the respective meanings as ascribed thereto in the above-referenced Form 10-K.

Item 6. Selected Financial Data — Page 12

Comment:

1.	In future filings, please explain the effect of any material and unusual or infrequently occurring items presented in each year. We see, for instance, that both working capital and long-term liabilities were affected in fiscal 2003 because you reclassified approximately $13 million of your long-term debt as current liabilities due to your inability to meet debt covenants. Refer to Item 301 (b)(2) of Regulation S-K for guidance.

Response:

In future filings we will explain in Item 6 the effect of any material and unusual or infrequently occurring items, such as the debt reclassification, and may include a reference to further discussion elsewhere where it would increase the understanding of the investor, as required by Item 301 (b)(2) of Regulation S-K.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment:

2.	When you cite more than one factor in explaining a change in a financial statement item, the amounts of individual items cited, including offsetting factors, should be quantified unless it is not practical to do so. We see various discussions throughout MD&A where the amounts of factors cited appear reasonable quantifiable. Please expand and apply this general guidance throughout MD&A in future filings.

Response:

In future filings, we will quantify and expand discussion of significant elements comprising changes in comparative financial statement line items where practical to do so.

Financial Statements

Consolidate Balance Sheets — Page 32

Comment:

3.	Tell us supplementally and in future filings consider disclosing the material components of the line item “other current assets” in a note to the financial statements.

Response:

None of the components of “other current assets” individually exceeded 5% of total current assets at September 30, 2004 or 2003. The components at each date include prepayments for insurance, various taxes, banking fees, trade shows, rent and licensing fees as well as deposits and miscellaneous receivables. All of the items in the account are expected to be amortized, consumed, or collected in the next operating cycle.

In future filings, we will separately identify any components of the “other current assets” line item that exceed 5% of total current assets.

Comment:

4.	In addition, in future filing provide all the disclosures required by paragraph 45 of SFAS 142 relating to intangibles. We assume that you currently present intangible assets acquired as part of the Delphax transaction in other assets.

Response:

There are no intangible assets. Delphax Systems was acquired at a substantial discount. The allocation of the purchase price resulted in the write-down of acquired inventory and minimal value assigned to acquired property and equipment. Any intangible assets acquired in the future will be accounted for in accordance with SFAS 142.

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Note A. Summary of Significant Accounting Policies

Accounts Receivable, Less Allowance for Doubtful Accounts — Page 36

Comment:

5.	We note that in fiscal 2003 you increased the allowance for doubtful account provision by $536,000 and wrote-off $781,000 of the allowance in fiscal year 2004. Please tell us and revise MD&A in future filings to discuss the reasons for the increase in the provision in fiscal year 2003 as well as the significant increase in write-offs in the fiscal year 2004.

Response:

The entire increase in the allowance for doubtful accounts in fiscal year 2003 resulted from one customer account that was estimated to be uncollectible. The related sale of equipment to this customer occurred in the second quarter of fiscal 2003, at which time the Company determined that the sale met all the requirements for revenue recognition. In the fourth quarter of fiscal 2003, the Company identified a risk in collection of the balance due and recorded a provision for the estimated amount of the potential loss. This account was written off against the reserve in fiscal 2004 when it was determined to be uncollectible, comprising $535,000 of the write-off amount in fiscal 2004. The remaining balance of fiscal 2004 write-offs related to various unrelated customer service, spares and consumable purchases occurring in the normal course of business.

In the future, we will expand the MD&A discussion to provide more detailed information about the reasons behind significant activity in the allowance for doubtful accounts.

Revenue Recognitions — Page 37

Comment:

6.	We note that several CR Series systems were produced for placement at customer sites for purchase evaluation.

a)	Please describe to us supplementally your arrangement with your customers during the purchase evaluation process and explain how you account for the assets and their related costs during that period as well as any revenues from the eventual sale of the assets.

b)	Please explain how your accounting complies with SAB Topic 13.

Response:

Placement of equipment at a customer site for demonstration purposes is documented in a conditional sales contract, and no equipment revenue is recognized until the stipulated conditions in the sales contract are met. The customer may, however, be required to pay for the consumables, spares and supplies used by the equipment during the demonstration period, and revenue for the customer’s purchase of these consumables, spares and supplies are recognized when title to them transfers to the customer. Throughout the demonstration period, the

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equipment is accounted for as Delphax-owned inventory and segregated in an off-site inventory general ledger account. Upon acceptance of the equipment by the customer, revenue is recognized at the contract sales price, and cost of sales is recorded with inventory reduced. This accounting is in compliance with SAB Topic 13 as no revenue is recognized until all the conditions of sale are met.

In the case where a demonstration unit is returned to the Company without customer acceptance, the inventory location is revised to reflect that the equipment has been returned to the Company from the off-site location.

All inventories, whether located at a customer or at the Company, are evaluated each quarter to determine if a lower of cost or market adjustment is necessary, based upon equipment usage and potential refurbishment that might be needed.

Comment:

7.	Explain to us supplementally and in future filings address how any customer rights such as acceptance and rights of return, and your post-shipment obligation such as training and installation, impact your recognition of revenue. In addition, as applicable, disclose how discounts, credits and other sales incentive arrangements impact the timing of revenue.

Response:

Under our revenue recognition policy, revenue for equipment sales is not recognized when the contract with the customer includes a right of return, until after the expiration of that right. Revenue on equipment sales is recognized upon customer acceptance and transfer of risk of loss.

Revenues for the Company’s post-shipment obligations, such as training and installation, are deferred and recognized as the services are performed. Equipment installation services are considered perfunctory as defined under SAB 104 and average less than 5% on the contract price.

Discounts, credits and other sales incentive arrangements offered to our customers are reductions to revenue at the point that the revenue is recognized.

Comment:

8.	In future filings disclose how you account for the product warranties you provide to customers. We note the discussion on page 6 of the “Business Section.” Provide all the disclosures required by FIN 45, including the reconciliation of the warranty reserve.

Response:

In future filings, we will expand our product warranty discussion to include each reporting period end balance as well as warranty expense and payments. Our product warranty disclosure will also include our accounting policy for accrued warranty.

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Comment:

9.	Revise this note in future filings to briefly explain to investors why you account for revenues for pre-press and finishing equipment manufactured by others on a gross basis.

Response:

In future filings, we will disclose to investors that Delphax meets many of the criteria described in EITF 99-19 including determining the selling price, taking title of the equipment and assuming the risk of loss on receivables created by revenues related to equipment manufactured by others. Therefore, as primary obligor, Delphax accounts for revenues for pre-press and finishing equipment manufactured by others on a gross basis.

Note C. Business Operations and Geographic Information — Page 41

Comment:

10.	We note the description of your groups of products on pages 4 and 5. In future filings please disclose revenues from external customers for each product and service of each group of similar products and services as required by paragraph 37 of SFAS 131.

Response:

In future filings, we will clarify that although Delphax offers different products and services, these products and services are very similar and therefore revenues are reported as a product group and service group as is allowed by paragraph 37 of FAS 131. In addition the Company markets its products and services to one customer base and does not manage its business by product category.

Note F. Senior Credit Facilities and Convertible Subordinated Debt — Page 46

Comment:

11.	In future filings include a table that identifies each facility, the amount outstanding and the available credit as of the date of each balance sheet.

Response:

In future filings in which the Company has several credit facilities outstanding, we will include a table that identifies each credit facility, the amount outstanding and the available credit as of the date of each balance sheet.

Note J. Summarized Quarterly Financial Information (Unaudited) — Page 50

Comment:

12.	We note the significant losses recorded in the fourth quarter of fiscal 2003. In future filings, as applicable, explain the effect of any unusual or infrequently

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occurring items presented in each quarter. In particular, describe any material year-end or other adjustments reflected in the fourth quarter. See Item 302 (a)(3) of Regulation S-K for guidance.

Response:

In future filings we will note any unusual and infrequently occurring items, including significant fourth quarter adjustments, and may include a reference to further discussion elsewhere where it would increase the understanding of the investor.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and the accuracy of the disclosures in its filings;

•	staff comments of changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey S. Mathiesen

Jeffrey S. Mathiesen
Vice President and Chief Financial Officer

cc:	R. D. McNeil — Lindquist and Vennum, PLLP
G. Steiner — Grant Thornton LLP

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